
03021132

Sistersville Bancorp, Inc.

2003

ANNUAL REPORT


Sistersville

Bancorp, Inc.

726 WELLS STREET, P.O. BOX 187
SISTERSVILLE, WV 26175
304-652-3671

March 31, 2003

Report to Shareholders:

With pleasure I provide you the 2003 Annual Report for Sistersville Bancorp, Inc. (the "Company"). Even though our country is facing a difficult economic environment, the Company has experienced another positive growth year, with its subsidiary, First Federal Savings Bank (the "Bank"), achieving double-digit percentage growth in both deposits and total assets. The continued low interest rate environment has generally squeezed net interest margins and profits in the banking industry, but Bank management has successfully managed to increase profits over the past year, while continuing to maintain excellent asset quality.

Since going public in 1997, your Board of Directors has been faced with the challenge of managing the Company's high level of capital. High capital levels are good in some respects, allowing for expansion and growth opportunities, but a high capital to asset ratio prevents a high return on equity. In 1997 the Company had an extremely high capital to asset ratio of 32%. I am pleased to report that through growth, stock repurchases and payment of dividends to shareholders, the Company's capital to asset ratio has been reduced to a more reasonable 17%. Over the past year we have successfully repurchased fifteen percent (15%) of our outstanding shares, which has significantly increased the book value of your shares. With the repurchases completed over the past year, a total of 267,595 shares have been repurchased since our public offering in 1997. This represents forty percent (40%) of the total shares issued in our IPO. Your Board has also increased your dividend payment for the fifth consecutive year.

I commend the dedication over the past fiscal year of our employees and directors for their efforts to increase the value of your investment in Sistersville Bancorp, Inc. I appreciate your continued support and look forward to the challenges of the upcoming year.

Sincerely,

Stanley M. Kiser

Stanley M. Kiser
President and Chairman

SISTERSVILLE BANCORP, INC.

Corporate Profile

Sistersville Bancorp, Inc. (the "Company") is a Delaware corporation organized in March, 1997. First Federal Savings Bank (the "Bank") is a wholly-owned subsidiary of the Company. The Company is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. The Company conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank.

The Bank is a federally-chartered stock savings bank headquartered in Sistersville, West Virginia. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision ("OTS") and its deposits are federally insured by the Savings Association Insurance Fund ("SAIF"). The Bank is a member of and owns capital stock in the Federal Home Loan Bank of Pittsburgh ("FHLB"), which is one of the 12 regional banks in the FHLB system. Unless otherwise stated, the term "Company" refers to both the Bank's and Company's activities on a consolidated basis.

The Bank operates a traditional savings bank business, attracting deposit accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by single-family residential real estate.

Stock Market Information

The Company's common stock is traded under the symbol "SVBC". Price information with respect to the common shares of SVBC is quoted on the OTC Bulletin Board. The following table sets forth the high and low bid prices for the common shares of SVBC for each quarter of the fiscal years ended March 31, 2003 and 2002. Price quotations reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Date	High	Low
Fiscal year ended March 31, 2003:		
April 1, 2002 - June 30, 2002	$ 17.75	$ 17.50
July 1, 2002 - September 30, 2002	17.50	16.55
October 1, 2002 - December 31, 2002	16.50	14.65
January 1, 2003 - March 31, 2003	17.26	16.10
Fiscal year ended March 31, 2002:		
April 1, 2001 - June 30, 2001	$ 14.10	$ 13.44
July 1, 2001 - September 30, 2001	15.10	13.85
October 1, 2001 - December 31, 2001	15.75	14.82
January 1, 2002 - March 31, 2002	19.25	15.30

SVBC declared a semi-annual dividend of $.22 per share in June, 2002 and $.23 per share in December, 2002. The number of shareholders of record of common stock as of the record date of May 23, 2003, was approximately 200. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At May 23, 2003, there were 393,833 shares of common stock outstanding. The Company's ability to pay dividends to stockholders is primarily dependent upon income earned on investments and the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory capital requirements imposed by the OTS.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding the Company at the dates and for the periods indicated.

Selected financial condition and other data:

	At March 31,	
	2003	2002
	(Dollars in thousands)	
Total assets	$ 47,208	$ 40,881
Loans receivable, net	30,057	30,265
Mortgage-backed securities	3,694	688
Investments (1)	11,100	7,537
Cash - noninterest bearing	264	303
Savings deposits	38,473	31,344
Stockholders' equity (2)	8,171	9,077
Number of full-service offices	2	2

(1) Includes FHLMC stock and interest bearing deposits in other financial institutions

(2) Includes accumulated other comprehensive income, net of applicable income taxes

Summary of Operations

	Year Ended March 31,	
	2003	2002
	(Dollars in thousands)	
Interest and dividend income	$ 2,763	$ 2,541
Interest expense	1,077	1,123
Net interest income	1,686	1,418
Provision for loan losses	2	2
Net interest income after provision for loan losses	1,684	1,416
Non-interest income:		
Service charges	78	54
Gain on sale of available-for-sale securities	905	62
Other income	3	2
Total other income	986	118
Non-interest expense:		
Compensation and employee benefits	808	653
Occupancy and equipment	176	142
Deposit insurance premiums	6	5
Other general and administrative	397	383
Total non-interest expense	1,387	1,183
Income before income taxes	1,283	351
Provision for federal income taxes	446	78
Net income	$ 837	$ 273

The table below sets forth certain performance ratios of the Company for the periods indicated:

	For the Year Ended March 31,	
	2003	2002
Capital Ratios:		
Average equity to average assets ratio (average equity divided by average total assets)	19.79%	24.23%
Equity to assets at period end	17.31%	22.20%
Performance Ratios:		
Return on average equity (net income divided by average equity)	9.37%	3.02%
Return on average assets (net income divided by average total assets)	1.85%	0.73%
Net interest rate spread	3.40%	3.10%
Net yield on average interest earning assets	3.92%	4.04%
Average interest earning assets to average interest-bearing liabilities	120.77%	129.45%
Net interest income after provision for possible loan losses, to total other expenses	121.41%	119.70%
Non-interest expense to average assets	3.07%	3.18%
Efficiency Ratio (1)	51.95%	77.11%
Asset Quality Ratios:		
Non-performing loans to total assets	0.00%	0.15%
Non-performing loans to total loans	0.00%	0.20%
Allowance for loan losses to total loans	0.59%	0.59%
Allowance for loan losses to total non-performing loans	N/A	296.67%
Allowance for loan losses to total non-performing assets (2)	N/A	296.67%

(1) Operating expenses as a percent of net interest income plus non interest income.

(2) Non-performing assets include non-accrual loans, accruing loans more than 90 days past due and real estate acquired in settlement of loans.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Bank's results of operations are primarily dependent on its net interest income, which is the difference between the interest income earned on its assets, primarily loans and investments, and the interest expense on its liabilities, primarily deposits. Net interest income may be affected significantly by general economic and competitive conditions and policies of regulatory agencies, particularly those with respect to market interest rates. The results of operations are also influenced by the level of non-interest expense, such as employee benefits and other income, loan-related fees, and fees on deposit-related services.

The Bank primarily originates fixed-rate loans with terms of up to 30 years and attempts to maintain sufficient capital and other liquid assets to manage interest rate risk.

ASSET/LIABILITY MANAGEMENT

The Bank's net interest income is sensitive to changes in interest rates, as the rates paid on interest-bearing liabilities generally change faster than the rates earned on interest-earning assets. As a result, net interest income will frequently decline in periods of rising interest rates and increase in periods of decreasing interest rates.

To mitigate the impact of changing interest rates on its net interest income, the Bank manages its interest rate sensitivity and asset/liability products through two committees of the Board, the Loan Committee and the Investment Committee. The committees meet, as necessary, to determine the rates of interest for loans and deposits. Rates on deposits are primarily based on the Bank's need for funds and on a review of rates offered by other financial institutions in the Bank's market areas. Interest rates on loans are primarily based on the interest rates offered by other financial institutions in the Bank's primary market areas as well as the Bank's cost of funds.

The committees manage the interest rate sensitivity of the Bank through the determination and adjustment of asset/liability composition and pricing strategies. The committees then monitor the impact of interest rate risk and earnings consequences of such strategies for consistency with the Bank's liquidity needs, growth, and capital adequacy. The Bank's principal strategy is to manage interest rate sensitivity of its interest earning assets and interest bearing liabilities by maintaining sufficient capital and other liquid assets in the event of an increase in interest rate risk, typically because of an increase in market interest rates.

AVERAGE BALANCE SHEET

The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income and expense by the average balance of assets and liabilities, respectively, for the periods presented. Average balances are derived from month-end balances except as noted in item (7). Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented.

	Year Ended March 31,						At March 31,	
	2003			2002			2003	
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Balance	Average Yield/Cost
Interest-earning assets:								
Loans receivable (1)	$ 30,219	$ 2,310	7.64%	$ 29,037	$ 2,334	8.04%	$ 30,057	7.41%
Investment securities (2)(6)	10,446	356	3.41%	5,722	186	3.25%	11,313	4.11%
Mortgage-backed securities	2,322	97	4.18%	331	21	6.34%	3,694	4.99%
Total interest-earning assets	42,987	2,763	6.43%	35,090	2,541	7.24%	45,064	6.10%
Non-interest-earning assets	2,152			2,163			2,144	
Total assets	$ 45,139			$ 37,253			$ 47,208	
Interest-bearing liabilities:								
Regular savings deposits	$ 16,055	401	2.50%	$ 9,061	292	3.22%	$ 17,954	1.98%
Now accounts	1,250	12	0.96%	1,326	28	2.11%	1,505	0.27%
Money market demand	1,596	32	2.01%	2,280	74	3.25%	1,420	1.24%
Time deposits	16,692	632	3.79%	13,752	694	5.05%	17,054	2.53%
Subtotal deposits	35,593	1,077	3.03%	26,419	1,088	4.12%	37,933	2.13%
Short-term borrowings (7)	-	-		688	35	5.09%	-	0.00%
Total interest-bearing liabilities	35,593	1,077	3.03%	27,107	1,123	4.14%	37,933	2.13%
Noninterest-bearing liabilities	615			1,119			1,104	
Total Liabilities	36,208			28,226			39,037	
Retained Earnings (3)	8,931			9,027			8,171	
Total liabilities and retained earnings	$ 45,139			$ 37,253			$47,208	
Net interest income		$ 1,686			$ 1,418			
Interest rate spread(4)			3.40%			3.10%		3.97%
Net yield on interest-earning assets(5)			3.92%			4.04%		3.74%
Ratio of average interest-earning assets to average interest-bearing liabilities			120.77%			129.45%		118.81%

(1) Average balances include non-accrual loans.
(2) Includes interest-bearing deposits in other financial institutions, FHLB stock and FHLMC stock, bonds.
(3) Includes accumulated other comprehensive income on securities available-for-sale, net of applicable deferred income taxes.
(4) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.
(6) Includes municipal securites whose average yield/cost at March 31, 2002 is calculated on the tax equivalent yield.
(7) Average balance is daily average balance.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

	Year Ended March 31, 2003 vs. 2002			
	Volume	Rate	Rate/ Volume	Net
	(In thousands)			
Interest-earning assets:				
Loans receivable	$ 95	$(116)	$ (5)	$ (26)
Investment securities	154	9	8	171
Mortgage-backed securities	126	(7)	(43)	76
Total interest-earning assets	375	(114)	(40)	221
Interest-bearing liabilities:				
Savings deposits	378	(288)	(100)	(10)
Short-term borrowings	(35)	(35)	35	(35)
Total interest-bearing liabilities	343	(323)	(65)	(45)
Net change in net interest income	$ 32	$ 209	$ 25	$ 266

Comparison of Financial Condition

The Company's total assets increased by approximately $6.3 million to $47,208,000 at March 31, 2003, from $40,881,000 at March 31, 2002. Cash and cash equivalents decreased $1.9 million to $2,954,000 at March 31, 2003, from $4,834,000 at March 31, 2002. This decrease represented the outflow of cash associated with the payment of dividends and purchase of available-for-sale securities and shares for Treasury, offset by the net cash provided by operating activities, depositors' investment of funds, proceeds from the maturity, call, or sale of available-for-sale securities, and principal collected on mortgage-backed securities. Investment securities increased $8.4 million from $3,693,000 at March 31, 2002, to $12,105,000 at March 31, 2003. This increase was the result of the purchase of $12.2 million in U.S. Agency, municipal, and mortgage-backed securities, offset by $2.1 million in matured or called U.S. Agency securities, $783,000 in principal collected on mortgage-backed securities, and a $850,000 decrease in the fair value of available-for-sale securities due to the sale of Federal Home Loan Mortgage Corporation ("FHLMC") stock. Net loans receivable decreased $208,000 from $30,265,000 at March 31, 2002, to $30,057,000 at March 31, 2003. The decrease in loans was attributable to a decrease in one-to-four family residential mortgage loans offset by an increase in commercial loans. Office property and equipment decreased $41,000 from $1,582,000 at March 31, 2002, to $1,541,000 at March 31, 2003, which was the result of $89,000 in depreciation charges, offset by purchases of office furniture, fixtures, and equipment of $48,000 during the fiscal year ended March 31, 2003.

Total liabilities increased $7.2 million from $31,804,000 at March 31, 2002, to $39,037,000 at March 31, 2003. The increase was attributable to a $7.1 million increase in deposits from $31,344,000 at March 31, 2002, to $38,473,000 at March 31, 2003, which is the direct result of the relatively stable interest rates offered by the Bank on savings deposit accounts as compared to alternative investment products. Deferred income tax liability decreased $335,000 which was the result of the tax effect on the decrease in the fair value of available-for-sale securities during the year ended March 31, 2003. Accrued interest payable and other liabilities increased $431,000, from $134,000 at March 31, 2002, to $565,000 at March 31, 2003. The increase was the direct result of the increase in accrued income tax payable caused by the increase in income before income taxes.

Stockholders' equity decreased $906,000 to $8,171,000 at March 31, 2003, compared to $9,077,000 at March 31, 2002. The decrease was attributable to the purchase of Treasury shares in the amount of $1,149,000, payment of dividends in the amount of $189,000, and the decrease of $560,000 in accumulated other comprehensive income, due to the sale of FHLMC stock, net of tax, offset by net income of $837,000, allocation of shares in the ESOP in the amount of $86,000, and the vesting of shares in the RSP in the amount of $69,000.

Comparison of the Results of Operations for the Years Ended March 31, 2003 and 2002

Net Income. Net income increased by $564,000, or 206.0%, from net income of $273,000 for the year ended March 31, 2002, to net income of $837,000 for the year ended March 31, 2003.

Interest and Dividend Income. Interest and dividend income increased $222,000, or 8.8%, to $2,763,000 for the year ended March 31, 2003, compared to $2,541,000 for the year ended March 31, 2002. The increase in interest and dividend income was the result of the $252,000, or 185.7%, increase in taxable interest on investments from $136,000 as of March 31, 2002, to $388,000 as of March 31, 2003, which was the result of an increase in the average balance of investments of $6.7 million from $6.1 million for the year ended March 31, 2002, to $12.8 million for the year ended March 31, 2003. This increase was offset by the $23,000, or 1.0%, decrease in taxable interest on loans from $2,316,000 as of March 31, 2002, to $2,293,000 as of March 31, 2003. This decrease was the result of a decrease of 40 basis points in the average yield on loans from 8.04% for the year ended March 31, 2002, to 7.64% for the year ended March 31, 2003, offset by the $1.9 million increase in the average loan balance.

Interest Expense. Interest expense decreased $45,000, or 4.1%, from $1,123,000 for the year ended March 31, 2002, to $1,078,000 for the year ended March 31, 2003. Interest expense on the Federal Home Loan Bank ("FHLB") advance decreased $35,000, or 100.0%, for which no borrowing from the FHLB existed during the year ended March 31, 2003. A decrease of 109 basis points in the cost of funds from 4.12% for the year ended March 31, 2002, to 3.03% for the year ended March 31, 2002, offset by the increase in the average balance of interest-bearing deposits of $9.2 million to $35.6 million from $26.4 million, resulted in the decrease in interest expense on deposits of $10,000, or 1.0%.

Net Interest Income. Net interest income increased $268,000, or 18.9%, from $1,418,000 for the year ended March 31, 2002, to $1,686,000 for the year ended March 31, 2003. The increase is primarily attributable to the increase in interest and dividend income and the decrease in interest expense, as previously discussed.

Provision For Loan Losses. The provision for loan losses decreased $300, from $2,100 for the year ended March 31, 2002, to $1,800 for the year ended March 31, 2003, based on management's analysis of the reserve's adequacy. The reserve for loan losses was $178,000 at March 31, 2002, as compared to $176,000 at March 31, 2003.

Noninterest Income. Noninterest income increased by $868,000, from $118,000 for the year ended March 31, 2002, to $986,000 for the year ended March 31, 2003. The increase is primarily attributable to the increase in gain on sale of available-for-sale securities in the amount of $843,000, from $62,000 for the year ended March 31, 2002, to $905,000 for the year ended March 31, 2003.

Noninterest Expense. Noninterest expense increased by $204,000, or 17.3%, from $1,183,000 for the year ended March 31, 2002, to $1,387,000 for the year ended March 31, 2003. Compensation and employee benefits increased by $155,000, or 23.7%, from $653,000 for the year ended March 31, 2002, to $808,000 for the year ended March 31, 2003. The increase in compensation and employee benefits was partially attributable to the recognition of $89,000 in compensation expense for the First Federal Savings Bank Directors Consultation and Retirement Plan, effective July 1, 2002. The increase was also attributable to an increase of $40,000 in pension expense related to the adoption of the 401(k) defined contribution retirement plan on October 17, 2002 and the increase in pension expense regarding the multi-employer plan, which was terminated during the year ended March 31, 2003. Compensation expense also increased $5,000 as a result of the increase in ESOP compensation costs and $12,000 as a direct result of an increase in compensation costs associated with the RSP. ESOP costs are recognized monthly at the fair value of Company stock. The increase in ESOP costs is the result of an increase in the fair value of Company stock during the year ended March 31, 2003. The increase in RSP costs was the direct result of participants electing to defer vesting of RSP shares for the period of July 1, 2000 through July 1, 2001. Occupancy expense increased by $19,000, or 23.3%, from $80,000 for the year ended March 31, 2002 to $99,000 for the year ended March 31, 2003. The increase was the direct result of an increase in repairs and maintenance charges and an increase in real estate taxes paid on the new Parkersburg, WV branch office. Furniture and equipment expense increased by $15,000, or 24.7%, to $77,000 for the year ended March 31, 2003, from $62,000 for the year ended March 31, 2002 as a result of an increase in repairs, maintenance, and depreciation charges. Other expenses increased by $10,000, or 9.8%, to $113,000 for the year ended March 31, 2003, from $103,000 for the year ended March 31, 2002. Other expenses increased as a result of new loan software training expenses and postage expenses attributable to the mailing of customer checking and money market deposit statements in-house which did not occur during the year ended March 31, 2002.

Income Taxes. Income tax expense increased by $368,000, from $78,000 for the year ended March 31, 2002, to $446,000 for the year ended March 31, 2003 due to an increase in pre-tax income.

Liquidity and Capital Resources

The Bank's sources of funds are deposits, amortization and repayment of loans and mortgage-backed securities, maturities of investment securities, and funds provided from operations. While scheduled loan repayments are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. The Bank uses its sources of funds to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and to meet operating expenses.

Net cash provided by operating activities for the year ended March 31, 2003, totaled $560,000, an increase of $190,000 from $370,000 for the year ended March 31, 2002. Net cash provided by operating activities was primarily attributable to net income of $837,000 for the year ended March 31, 2003, adjusted by depreciation, amortization, and accretion in the amount of $158,000, change in accrued interest payable and other liabilities in the amount of $431,000, amortization of the ESOP and RSP in the amount of $86,000 and $69,000, respectively, offset by the gain on sale of available-for-sale securities in the amount of $905,000, change in accrued interest receivable and other assets of $73,000, and change in deferred federal income tax liability of $45,000.

Net cash used in investing activities for the year ended March 31, 2003, totaled $8,231,000, an increase of $4,647,000 from $3,584,000 for the year ended March 31, 2002. Net cash used in investing activities was attributable to $12,198,000 used in purchases of available-for-sale securities, offset by $3,774,000 provided by the sale, maturity, or call of investments and principal collected on mortgage-backed securities.

Net cash provided by financing activities for the year ended March 31, 2003, totaled $5,791,000, as compared to net cash provided by financing activities of $6,923,000 for the year ended March 31, 2002. Net cash provided by financing activities was attributable to the net increase in customer deposits in the amount of $7,128,000, offset by the purchase of Treasury shares in the amount of $1,149,000 and payment of dividends in the amount of $188,000.

Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the industry, and similar matters. Management monitors projected liquidity needs and determines the level desired based, in part, on the Bank's commitments to make loans and management's assessment of the Bank's ability to generate funds.

Certificates of deposit scheduled to mature during the year ended March 31, 2004, total $11,551,000. The Bank may renew these certificates, attract new replacement deposits or replace such funds with borrowed funds. Management believes, based on past experience, that the Bank will retain much of the deposits or replace them with new deposits.

Under federal regulations, the Bank is required to meet certain minimum regulatory capital guidelines. The Bank was in compliance with these requirements at March 31, 2003. See Note 8 of the Notes to Consolidated Financial Statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the direction or with the same magnitude as the prices of goods and services.

Recent Accounting Pronouncements

The FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets," but it does carry forward some guidance from that statement. This statement requires that an intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially recognized and measured based on its fair value. Under SFAS No. 142, goodwill is not amortized and intangible assets with a finite useful life are amortized and those intangible assets with an infinite life are not amortized. This statement is generally effective for fiscal years beginning after December 15, 2001, to all goodwill and other intangible assets recognized in an entity's statement of financial position at the beginning of that fiscal year, regardless of when those previously recognized assets were initially recognized. The provisions of this statement shall be initially applied at the beginning of a fiscal year. Retroactive application is not permitted. The adoption of SFAS No. 142 did not have a material impact on the Company.

The FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Initial application of this statement is as of the beginning of an entity's fiscal year. Management does not believe the adoption of SFAS No. 143 will have a material impact on the Company.

The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed," and the Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," and amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements." This statement is generally effective for financial statements issued for fiscal years beginning after December 31, 2001, and interim periods within those fiscal years. The adoption of SFAS No. 144 did not have a material impact on the Company.

The FASB also issued SFAS No. 145, "Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt," and an amendment of that Statement, SFAS No. 64, "Extinguishments of Debt made to Satisfy Sinking-Fund Requirements." This Statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This Statement amends SFAS No. 13, "Accounting for Leases," to eliminate the inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This statement is generally effective for financial statements issued on or after May 15, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company.

The FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. This statement nullifies Emerging Issues Task Force Issue No. 94-3, which required the recognition of a liability for an exit cost at the date of an entity's commitment to an exit plan. The effective date of this statement is for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of this Statement did not have a material impact on the Company.

The FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions" and FASB Interpretation No. 9, "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method." SFAS No. 147 requires that these transactions be accounted for in accordance with FASB Statements No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." This statement also amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower- relationship intangible assets and credit cardholder intangible assets. The effective date of this Statement is generally for activities on or after October 1, 2002. The adoption of SFAS No. 147 did not have a material impact on the Company.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which amends SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. Under the provisions of SFAS No. 123, companies that adopted the preferable, fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, SFAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect. SFAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies--regardless of the accounting method used--by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, the statement improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company. The disclosure requirements are incorporated in Note 1.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. This interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor's obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. This interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The objective of the initial measurement of that liability is the fair value of the guarantee at its inception. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. Adoption did not have a material impact on the Company.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" which addresses whether certain types of entities, referred to as variable interest entities ("VIE"), should be consolidated in a company's financial statements. A VIE is an entity that either (1) has equity investors that lack certain essential characteristics of a controlling financial interest (including the ability to control the entity, the obligation to absorb the entity's expected losses and the right to receive the entity's expected residual returns), or (2) lacks sufficient equity to finance its own activities without financial support provided by other entities, which in turn would be expected to absorb at least some of the expected losses of the VIE. An entity should consolidate a VIE if it stands to absorb a majority of the VIE's expected losses or to receive a majority of the VIE's expected residual returns. The Company adopted the Interpretation for relationships with VIE's that begin on or after February 1, 2003. The implementation of the consolidation guidance did not have a material effect on the Company.

On April 30, 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The statement amends and clarifies accounting for derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The amendments improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The statement also clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The statement is generally effective for contracts entered into or modified after June 30, 2003. Management does not believe the adoption of SFAS No. 149 will have a material impact on the Company.

SNODGRASS

Certified Public Accountants and Consultants

Independent Auditor's Report

Board of Directors
Sistersville Bancorp, Inc.

We have audited the accompanying consolidated balance sheets of Sistersville Bancorp, Inc. and Subsidiary as of March 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sistersville Bancorp, Inc. and Subsidiary at March 31, 2003 and 2002, and the consolidated results of its operations and cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

S. R. Snodgrass, A. C.

Wheeling, West Virginia
April 17, 2003

S.R. Snodgrass, A.C.
980 National Road Wheeling, WV 26003-6400 Phone: 304-233-5030 Facsimile: 304-233-3062

SISTERSVILLE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	March 31, 2003	March 31, 2002
ASSETS		
Cash and Cash Equivalents		
Cash and amounts due from banks	$ 264,310	$ 302,562
Interest-bearing deposits with other institutions	2,689,306	4,531,561
Total cash and cash equivalents	2,953,616	4,834,123
Investment Securities		
Securities held-to-maturity (fair value of $78,610 and $107,001, respectively)	75,699	103,894
Securities available-for-sale	12,029,150	3,589,205
Total investment securities	12,104,849	3,693,099
Loans receivable, (net of allowance for loan losses of $176,359 and $178,100, respectively)	30,057,439	30,264,877
Office properties and equipment, net	1,541,119	1,581,909
Federal Home Loan Bank (FHLB) stock, at cost	212,700	249,000
Deferred income taxes	8,179	-
Accrued interest receivable (net of reserve for uncollected interest of $-0- and $1,314, respectively)	286,810	215,253
Other assets	43,629	42,768
TOTAL ASSETS	$ 47,208,341	$ 40,881,029
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits	$ 38,472,626	$ 31,344,131
Deferred income taxes	-	326,474
Accrued interest payable and other liabilities	564,672	133,648
Total liabilities	39,037,298	31,804,253
STOCKHOLDERS' EQUITY		
Preferred Stock, $.10 par value; 500,000 shares authorized, none issued	-	-
Common Stock, $.10 par value; 2,000,000 shares authorized; 661,428 issued; 393,833 outstanding at March 31, 2003, and 460,623 outstanding at March 31, 2002	66,143	66,143
Additional paid-in capital	6,255,184	6,213,295
Treasury Stock (267,595 shares at March 31, 2003, and 200,805 shares at March 31, 2002)	(3,793,309)	(2,644,227)
Retained Earnings - substantially restricted	5,777,279	5,128,824
Accumulated other comprehensive income	151,039	711,074
Unearned Employee Stock Ownership Plan shares (ESOP)	(216,576)	(260,866)
Unearned Restricted Stock Plan shares (RSP)	(68,717)	(137,467)
Total stockholders' equity	8,171,043	9,076,776
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 47,208,341	$ 40,881,029

The accompanying notes are an integral part of the consolidated financial statements.

SISTERSVILLE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended March 31, 2003	Year Ended March 31, 2002
INTEREST AND DIVIDEND INCOME		
Taxable interest on loans	$ 2,293,112	$ 2,316,317
Taxable interest on investments	387,519	135,638
Nontaxable interest on loans	16,758	17,671
Nontaxable interest on investments	43,288	41,047
Dividends on Federal Home Loan Bank stock	8,234	14,795
Dividends on Federal Home Loan Mortgage Corporation stock	14,359	15,403
Total interest and dividend income	2,763,270	2,540,871
INTEREST EXPENSE		
Deposits	1,077,625	1,088,008
Federal Home Loan Bank advances	-	35,070
Total interest expense	1,077,625	1,123,078
NET INTEREST INCOME	1,685,645	1,417,793
PROVISION FOR LOAN LOSSES	1,800	2,100
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	1,683,845	1,415,693
NONINTEREST INCOME		
Service charges	77,681	54,431
Other income	3,494	1,574
Gain on sale of available-for-sale securities	904,976	62,130
Total noninterest income	986,151	118,135
NONINTEREST EXPENSE		
Compensation and employee benefits	807,624	652,937
Occupancy	98,894	80,199
Furniture and equipment expense	77,295	61,997
Deposit insurance premiums	5,638	4,631
Supervisory examination, audit, and legal	71,469	66,800
Advertising and public relations	30,897	37,150
Service bureau expense	118,214	116,420
Franchise, payroll, and other taxes	63,845	59,574
Other expenses	113,124	102,992
Total noninterest expense	1,387,000	1,182,700
INCOME BEFORE INCOME TAXES	1,282,996	351,128
INCOME TAXES	446,129	77,646
NET INCOME	$ 836,867	$ 273,482
EARNINGS PER SHARE		
Basic	$ 2.04	$ 0.65
Diluted	$ 2.00	$ 0.64
AVERAGE SHARES OUTSTANDING		
Basic	410,211	420,792
Diluted	419,316	429,540

The accompanying notes are an integral part of the consolidated financial statements.

SISTERSVILLE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended March 31, 2003	Year Ended March 31, 2002
NET INCOME	$ 836,867	$ 273,482
OTHER COMPREHENSIVE GAIN (LOSS), NET OF TAX		
Unrealized gain (loss) on securities:		
Unrealized holding gain (loss)	37,249	(44,579)
Less reclassification adjustment for (loss) gain included in net income	597,284	41,006
Other comprehensive gain (loss)	(560,035)	(85,585)
COMPREHENSIVE INCOME	$ 276,832	$ 187,897

The accompanying notes are an integral part of the consolidated financial statements.

SISTERSVILLE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid In Capital	Retained Earnings-Substantially Restricted	Accumulated Other Compre-hensive Income	Unearned Shares in ESOP	Unearned Shares in RSP	Treasury Stock	Total Stockholders' Equity
BALANCE, MARCH 31, 2001	$ -	$ 66,143	$ 6,187,187	$ 5,026,672	$ 796,659	$ (313,780)	$ (194,397)	$(2,433,425)	$ 9,135,059
2002 net income	-	-	-	273,482	-	-	-	-	273,482
Accrued compensation expense - ESOP	-	-	26,108	-	-	52,914	-	-	79,022
Vesting of RSP shares	-	-	-	-	-	-	56,930	-	56,930
Other comprehensive income (loss), net of tax	-	-	-	-	(85,585)	-	-	-	(85,585)
Cash dividends declared ($.40 per share)	-	-	-	(171,330)	-	-	-	-	(171,330)
Purchase of Treasury Stock	-	-	-	-	-	-	-	(210,802)	(210,802)
BALANCE, MARCH 31, 2002	-	66,143	6,213,295	5,128,824	711,074	(260,866)	(137,467)	(2,644,227)	9,076,776
2003 net income	-	-	-	836,867	-	-	-	-	836,867
Accrued compensation expense - ESOP	-	-	41,889	-	-	44,290	-	-	86,179
Vesting of RSP shares	-	-	-	-	-	-	68,750	-	68,750
Other comprehensive income (loss), net of tax	-	-	-	-	(560,035)	-	-	-	(560,035)
Cash dividends declared ($.45 per share)	-	-	-	(188,412)	-	-	-	-	(188,412)
Purchase of Treasury Stock	-	-	-	-	-	-	-	(1,149,082)	(1,149,082)
BALANCE, MARCH 31, 2003	$ -	$ 66,143	$ 6,255,184	$ 5,777,279	$ 151,039	$ (216,576)	$ (68,717)	$(3,793,309)	$ 8,171,043

The accompanying notes are an integral part of the consolidated financial statements.

SISTERSVILLE BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31, 2003	2002
OPERATING ACTIVITIES		
Net income	$ 836,867	$ 273,482
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation, amortization, and accretion, net	157,654	84,778
Gain on sale of available-for-sale securities	(904,976)	(62,130)
Provision for loan losses	1,800	2,100
Deferred federal income taxes	(44,987)	(40,232)
ESOP amortization	86,179	79,022
RSP amortization	68,750	56,930
Increase in accrued interest receivable and other assets	(72,418)	(3,746)
Increase (decrease) in accrued interest payable and other liabilities	431,023	(20,466)
Net cash provided by operating activities	559,892	369,738
INVESTING ACTIVITIES		
Purchase of available-for-sale securities	(12,198,491)	(1,018,879)
Proceeds from sale of available-for-sale securities	915,938	63,109
Proceeds from maturity or call of available-for-sale securities	2,075,000	450,000
Principal collected on mortgage-backed securities	782,665	200,342
Purchase of FHLB stock	(89,500)	(2,100)
Sale of FHLB stock	125,800	-
Net (increase) decrease in loans	205,638	(3,270,569)
Purchases of office properties and equipment	(48,450)	(5,992)
Net cash used in investing activities	(8,231,400)	(3,584,089)
FINANCING ACTIVITIES		
Net increase in deposits	7,128,495	7,305,550
Dividends paid	(188,412)	(171,330)
Purchase of Treasury Stock	(1,149,082)	(210,802)
Net cash provided by financing activities	5,791,001	6,923,418
Change in cash and cash equivalents	(1,880,507)	3,709,067
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,834,123	1,125,056
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 2,953,616	$ 4,834,123
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the period for:		
Interest on deposits	$ 1,084,080	$ 1,113,831
Income taxes	182,178	93,879

The accompanying notes are an integral part of the consolidated financial statements.

SISTERSVILLE BANCORP, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2003 AND 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Sistersville Bancorp, Inc. (the "Company") was organized in March, 1997, as a State of Delaware chartered corporation. The Company acquired 100 percent of the common stock of First Federal Savings Bank (the "Bank") upon the conversion of First Federal Savings and Loan Association of Sistersville (the "Association") from a federally-chartered mutual savings and loan to a federally-chartered stock savings bank in June, 1997. The operating results of the Company depend primarily upon the operating results of the Bank.

Nature of Operations - The Company provides savings and financing services primarily to individuals through its wholly-owned subsidiary, First Federal Savings Bank located in Sistersville, West Virginia and its branch office located in Parkersburg, West Virginia. Primary deposit products consist of savings, NOW, and money market deposit accounts, and certificates of deposit. Primary lending products consist of conventional mortgage, construction, commercial, and consumer loans. The Bank's primary market area for lending and deposits consists of Wood, Pleasants, Tyler, and Wetzel Counties in West Virginia.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, First Federal Savings Bank. Material intercompany accounts and transactions have been eliminated.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Held-to-Maturity Securities - These securities are purchased with the original intent to hold to maturity and events which may be reasonably anticipated are considered when determining the Company's intent and ability to hold to maturity. Securities meeting such criteria at the date of purchase and as of the balance sheet date are carried at cost, adjusted for amortization of premiums and accretion of discounts.

Available-for-Sale Securities - Securities to be held for indefinite periods of time and not intended to be held-to-maturity are classified as available-for-sale and carried at fair value with unrealized gains and losses, net of tax, reflected as a component of stockholders' equity until realized. Securities held for indefinite periods of time include securities that may be sold to meet liquidity needs or in response to significant changes in interest rates or prepayment risks as part of the Company's overall asset/liability management strategy. Realized securities gains and losses are computed using the specific identification method.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Interest and Fees on Loans - Interest on loans is credited to income as earned and is accrued only if it is considered collectible. An allowance for uncollected interest on mortgage loans is provided for all accrued interest on loans which are delinquent 90 days or more resulting in interest previously accrued on those loans being reversed from income and, thereafter, interest is recognized only to the extent of payments received. Loans are returned to accrual status when less than 90 days delinquent and when, in management's judgment, collection is probable.

The Company adopted the provisions of Statement of Financial Accounting Standards Nos. 114 and 118, "Accounting for Creditors for Impairment of a Loan." It is the Company's policy not to recognize interest income on specific impaired loans unless the likelihood of future loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance.

Since the adoption of SFAS Nos. 114 and 118, the Company had no loans which management has determined to be impaired.

Loan origination and commitment fees and certain direct loan origination costs are deferred, and the net amount amortized over the contractual lives of the related loans or commitments as an adjustment of the related loan's yield using the interest method.

Allowance for Loan Losses - The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent to the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

Real Estate Acquired in Settlement of Loans - Real estate acquired in settlement of loans is classified separately on the balance sheets at the lower of the recorded investment in the property or its fair value minus estimated costs of sale.

Office Properties and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Provisions for depreciation are computed on the straight-line method over the estimated useful lives of the assets.

When units of property are disposed of, the premises and equipment accounts are relieved of the cost and the accumulated depreciation related to such units. Any resulting gains or losses are credited to or charged against income. Repairs and maintenance are charged to expense as incurred. Major renewals and betterments are capitalized at cost.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Cash Flows Information - The Company's policy is to include cash on hand, amounts due from depository institutions, and overnight deposits with the Federal Home Loan Bank in the definition of cash and cash equivalents.

Reclassification of Comparative Amounts - Certain comparative account balances for the prior period have been reclassified to conform to the current period classifications. Such reclassifications did not affect net income.

Earnings Per Common Share - On June 25, 1997, the Company issued 661,428 shares of common stock. As discussed in Note 10, the Company accounts for the 52,914 shares acquired by the Employee Stock Ownership Plan (the "ESOP") in accordance with Statement of Position 93-6; shares controlled by the ESOP are not considered in the weighted average shares outstanding until the shares are committed for allocation to employee accounts. The pro forma net income per share for the 2003 fiscal year is $1.93 and for the 2002 fiscal year is $.61, assuming the shares had been outstanding for the entire period.

There were no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statements of Income for March 31, 2003, and for March 31, 2002, will be used as the numerator. The following tables set forth a reconciliation of the denominator of the basic and diluted earnings per share computation:

	March 31,	
	2003	2002
Denominator:		
Denominator for basic earnings per share-weighted-average shares	410,211	420,792
Employee stock options (antidilutive)	5,643	700
Unvested RSP shares	3,462	8,048
Denominator for diluted earnings per share-adjusted weighted-average assumed conversions	419,316	429,540

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Option Plan - The Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This statement encourages, but does not require the Company to recognize compensation expense for all awards of equity instruments issued. The statement established a fair value based method of accounting for stock-based compensation plans. Statement No. 123 permits companies to continue to account for such transactions under Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," but requires disclosure of pro forma net income and earnings per share as if the Company had applied the new method.

Under Accounting Principles Board Opinion No. 25, no compensation expense has been recognized with respect to the options granted under the stock option plans. Had compensation expense been determined on the basis of fair value pursuant to Statement No. 123, net income and earnings per share would have been reduced as follows:

	March 31, 2003	March 31, 2002
Net income:		
As reported	$ 836,867	$ 273,482
Deduct total stock-based employee Compensation expense determined Under fair value based method for All awards, net of tax	(5,527)	(19,013)
Pro forma	$ 831,340	$ 254,469
Basic earnings per share:		
As reported	$ 2.04	$ .65
Pro forma	$ 2.03	$ .60
Diluted earnings per share:		
As reported	$ 2.00	$ .64
Pro forma	$ 1.98	$ .59

NOTE 2 - STOCKHOLDERS' EQUITY

The following table represents the change in the Company's outstanding shares:

	Preferred Stock	Common Stock
Shares outstanding, March 31, 2001	-	476,166
Shares repurchased	-	(15,543)
Shares outstanding, March 31, 2002	-	460,623
Shares repurchased	-	(66,790)
Shares outstanding, March 31, 2003	-	393,833

NOTE 3 - INVESTMENT SECURITIES

The carrying amounts and fair values of investment securities are as follows at March 31, 2003 and 2002:

	2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:				
Federal Home Loan Mortgage Corporation stock	$ 979	$ 52,770	$ -	$ 53,749
Municipal securities	1,093,713	11,108	(2,474)	1,102,347
U.S. agency obligations	7,123,400	131,899	-	7,255,299
Mortgage-backed securities-GNMA and FNMA	3,582,211	39,373	(3,829)	3,617,755
Total available-for-sale	11,800,303	235,150	(6,303)	12,029,150
Securities to be held-to-maturity:				
Mortgage-backed securities-GNMA and FHLMC	75,699	2,911	-	78,610
Total	$11,876,002	$ 238,061	$ (6,303)	$12,107,760

	2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:				
Federal Home Loan Mortgage Corporation stock	$ 17,735	$ 1,130,023	$ -	$ 1,147,758
Municipal securities	905,381	-	(29,680)	875,701
U.S. agency obligations	999,387	11,219	(28,637)	981,969
Mortgage-backed securities-GNMA and FNMA	588,154	1,939	(6,316)	583,777
Total available-for-sale	2,510,657	1,143,181	(64,633)	3,589,205
Securities to be held-to-maturity:				
Mortgage-backed securities-GNMA and FHLMC	103,894	3,107	-	107,001
Total	$ 2,614,551	$ 1,146,288	$ (64,633)	$ 3,696,206

NOTE 3 - INVESTMENT SECURITIES (CONTINUED)

The amortized and estimated market value of investment securities at March 31, 2003 and 2002, by contractual maturity, follow. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	March 31, 2003			
	Securities Available-for-Sale		Securities Held-to-Maturity	
	Estimated Amortized Cost	Fair Value	Estimated Amortized Cost	Fair Value
Due in one year or less	$ -	$ -	$ -	$ -
Due after one year through five years	2,548,936	2,587,699	-	-
Due after five years through ten years	2,391,115	2,434,968	-	-
Due after ten years	3,277,062	3,334,979	-	-
Mortgage-backed securities	3,582,211	3,617,755	75,699	78,610
Equity securities	979	53,749	-	-
Total	$ 11,800,303	$ 12,029,150	$ 75,699	$ 78,610

	March 31, 2002			
	Securities Available-for-Sale		Securities Held-to-Maturity	
	Estimated Amortized Cost	Fair Value	Estimated Amortized Cost	Fair Value
Due in one year or less	$ -	$ -	$ -	$ -
Due after one year through five years	300,000	307,407	-	-
Due after five years through ten years	100,000	99,219	-	-
Due after ten years	1,504,768	1,451,044	-	-
Mortgage-backed securities	588,154	583,777	103,894	107,001
Equity securities	17,735	1,147,758	-	-
Total	$ 2,510,657	$ 3,589,205	$ 103,894	$ 107,001

There were no transfers of securities between classifications in 2003 or 2002.

NOTE 4 - LOANS AND ALLOWANCE FOR POSSIBLE LOAN LOSSES

Loans outstanding at March 31 are as follows:

	2003	2002
Mortgage Loans:		
Construction	$ 220,265	$ 1,000,200
1-4 family	27,901,348	28,974,546
Consumer Loans:		
Automobiles	543,541	646,922
Savings account	194,697	163,683
Revolving loans	229,988	180,577
Other	11,087	27,470
Commercial	1,794,384	292,653
Total	30,895,310	31,286,051
Less:		
Allowance for loan losses	176,359	178,100
Undisbursed funds	560,519	768,804
Net deferred loan fees	100,993	74,270
Loans receivable, net	$ 30,057,439	$ 30,264,877

Activity in the allowance for loan losses for the years ended March 31, 2003 and 2002, is summarized as follows:

	2003	2002
Balance, beginning of year	$ 178,100	$ 176,000
Add provisions charged to operations	1,800	2,100
	179,900	178,100
Less loans charged off	3,541	-
Balance, end of period	$ 176,359	$ 178,100

In the normal course of business, loans are extended to directors, executive officers, significant shareholders, and their affiliates. In management's opinion, all loans are on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness.

The aggregate amount of loans to such related parties at March 31, 2003 and 2002, were $44,023 and $13,949, respectively. During the year ended March 31, 2003, new loans made to such related parties amounted to $40,500 and payments amounted to $10,426.

NOTE 5 - OFFICE PROPERTIES AND EQUIPMENT

Properties and equipment at March 31 are summarized as follows:

	2003	2002
Land	$ 489,255	$ 489,255
Office buildings and improvements	1,233,274	1,228,605
Furniture, fixtures, and equipment	446,561	402,781
Total	2,169,090	2,120,641
Less accumulated depreciation	627,971	538,732
Premises and equipment, net	$ 1,541,119	$ 1,581,909

Depreciation charged to operations amounted to $89,240 and $82,376 for the years ended March 31, 2003 and 2002, respectively.

NOTE 6 - FEDERAL HOME LOAN BANK STOCK

The Company is a member of the Federal Home Loan Bank System. As a member, the Company maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh, at cost, in an amount not less than the greater of 1 percent of its outstanding home loans or 5 percent of its outstanding borrowings to the Federal Home Loan Bank of Pittsburgh as calculated at December 31 of each year.

NOTE 7 - DEPOSITS ANALYSIS

Deposit accounts at March 31 are summarized as follows:

	2003		2002	
	Amount	Percent of Portfolio	Amount	Percent of Portfolio
Savings accounts	$ 17,953,571	46.7%	$ 12,032,029	38.4%
NOW accounts	2,045,176	5.3%	2,070,553	6.6%
Money market accounts	1,419,732	3.7%	2,212,471	7.1%
	21,418,479	55.7%	16,315,053	52.1%
Certificates of deposit:				
2.00 – 4.00%	11,334,540	29.5%	5,624,823	17.9%
4.01 - 6.00%	4,983,258	12.9%	8,003,303	25.5%
6.01 - 8.00%	736,349	1.9%	1,400,952	4.5%
	17,054,147	44.3%	15,029,078	47.9%
Total	$ 38,472,626	100.0%	$ 31,344,131	100.0%

NOTE 7 - DEPOSITS ANALYSIS (CONTINUED)

The scheduled maturities of certificates of deposit at March 31, 2003, are as follows:

	Amount
Within 1 year	$11,550,898
Due after 1 year, but within 2 years	2,242,732
Due after 2 years, but within 3 years	995,391
Due after 3 years, but within 5 years	2,265,126
Due after 5 years	-
Total	$17,054,147

Certificates of deposit issued in denominations of $100,000 or more amounted to $4,876,133 at March 31, 2003, and $3,565,981 at March 31, 2002. Deposits in excess of $100,000 are not federally insured.

Interest expense by deposit category is as follows:

	Year Ended March 31,	
	2003	2002
Savings - passbook	$ 400,808	$ 292,339
NOW and money market	44,323	101,437
Time certificates of deposit	632,494	694,232
Total	$1,077,625	$1,088,008

NOTE 8 - REGULATORY MATTERS

The Subsidiary Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Bank's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgment by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of tangible and core capital (as defined) to adjusted assets (as defined). Management believes, as of March 31, 2003, that the Bank meets all capital adequacy requirements to which they are subject.

NOTE 8 - REGULATORY MATTERS (CONTINUED)

As of March 31, 2003, the most recent notification from the Office of Thrift Supervision categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Bank must maintain minimum total risk-based, Tier I (core) risk-based, core, and tangible ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the institution's category.

The following table reconciles capital under accounting principles generally accepted in the United States of America to regulatory capital:

	March 31, 2003	March 31, 2002
	(In Thousands)	
Total equity	$ 7,900	$ 8,683
Accumulated other comprehensive income	(151)	(711)
Tier I (core) and tangible capital	7,749	7,972
Allowance for loan losses	176	178
Risk-based capital	$ 7,925	$ 8,150

At March 31, the actual capital levels of the Bank and the minimum required levels are as follows:

	2003		2002	
	Amount (In Thousands)	Ratio	Amount (In Thousands)	Ratio
Total Capital to Risk-Weighted Assets				
Actual	$ 7,925	40.68%	$ 8,150	40.73%
For capital adequacy purposes	1,558	8.00%	1,601	8.00%
To be "well capitalized"	1,948	10.00%	2,001	10.00%
Tier I (Core) Capital to Risk-Weighted Assets				
Actual	$ 7,749	39.78%	$ 7,972	39.84%
For capital adequacy purposes	779	4.00%	800	4.00%
To be "well capitalized"	1,169	6.00%	1,201	6.00%
Tier I (Core) Capital to Adjusted Assets				
Actual	$ 7,749	16.46%	$ 7,972	19.79%
For capital adequacy purposes	1,412	3.00%	1,208	3.00%
To be "well capitalized"	2,354	5.00%	2,014	5.00%
Tangible Capital to Adjusted Assets				
Actual	$ 7,749	16.46%	$ 7,972	19.79%
For capital adequacy purposes	706	1.50%	604	1.50%
To be "well capitalized"	N/A	N/A	N/A	N/A

NOTE 9 - INCOME TAX

Until 1996, thrift institutions were permitted a special bad debts deduction limited generally to 8 percent of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. On August 20, 1996, the Small Business Job Protection Act (the "Act") was signed into law. The Act eliminated the percentage of taxable income bad debt deduction for thrift institutions and requires that bad debts for federal income tax purposes be determined based primarily on the experience method. The Act provides that bad debt reserves accumulated after 1987 are subject to recapture over a maximum of six years. The Act provides that bad debt reserves accumulated prior to 1988 be exempt from recapture. If the amounts that qualify as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, they will be subject to federal income tax at the then corporate rate. Retained income at March 31, 2003 and 2002, included approximately $696,000 (pre 1988 reserves) for which federal income tax has not been provided.

The provisions for income taxes consist of:

	Year Ended March 31, 2003	Year Ended March 31, 2002
Current	$ 491,884	$ 115,398
Deferred	(45,755)	(37,752)
Total	$ 446,129	$ 77,646

The following temporary differences gave rise to the deferred tax assets (liabilities) at:

	March 31, 2003	March 31, 2002
Deferred loan fees	$ 33,036	$ 13,255
Other income and expense recognized in the Financial statements on the accrual basis, but on the cash basis for tax purposes	(30,898)	(15,284)
Bad debt reserve, net	58,262	60,554
RSP amortization	17,798	-
Deferred director fees	31,786	-
Depreciation	(18,874)	(18,159)
Others	(5,123)	(134)
	85,987	40,232
Unrealized gains on available-for-sale securities	(77,808)	(366,706)
Net deferred tax assets (liabilities)	$ 8,179	$ (326,474)

NOTE 9 - INCOME TAX (CONTINUED)

A reconciliation between the amount of reported income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

	Year Ended March 31, 2003	Year Ended March 31, 2002
Tax at statutory rate (34%)	$ 436,219	$ 119,384
Plus state income taxes net of federal benefits	20,075	6,020
Increase (decrease) in taxes resulting from:		
Tax exempt income	(20,398)	(13,956)
Nondeductible ESOP compensation	11,298	5,016
Other, net	(1,065)	(38,818)
Total	$ 446,129	$ 77,646
Effective rate	34.8%	22.1%

NOTE 10 - RETIREMENT PLANS

The Bank participated in a multi-employer Financial Institutions Retirement Fund covering all full-time officers and employees completing one year of service and attainment of age 21. Because the plan is a multi-employer plan, plan information for the Bank separately is not determinable. Pension expense, including administrative charges, for the years ended March 31, 2003 and 2002, was $63,413 and $26,836, respectively. The plan was terminated during the fiscal year ended March 31, 2003.

On October 17, 2002, the Bank adopted a defined contribution plan covering employees who have attained the age of nineteen and have completed the lesser of 1,000 hours of service or 12 months of service. This plan includes a 401(k) before tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. Participants may elect to have the employer withhold and contribute a portion of their compensation to the plan. The maximum amount of this elective deferral is $12,000 for the calendar year 2003. The Bank contributes 3 percent of base compensation for any employee, regardless of employee deferral, as a profit sharing amount. In addition, for each employee percent deferral, the Bank contributes an additional percent up to a maximum of 3 percent. Pension expense, including administrative charges, for the year ended March 31, 2003, was $4,133.

On July 1, 2002, the Bank adopted a Directors Consultation and Retirement Plan. The plan was implemented to encourage director participation and service to the Bank and, following retirement, to encourage such directors to continue to serve the Bank as consulting directors for a period of time thereafter. Under such agreement, each participant who retires as a director on or after his or her retirement date shall receive their retirement benefit amount. The retirement benefit amount is payable in the amount of $1,200 per month from the date of retirement, and continuing monthly for such number of months represented by the number of years of service previously served as director, not to exceed 20 months. Upon adoption of the Plan the Bank recognized an initial expense in the amount of $86,400 for the present value of fully vested benefits to be paid. The total expense recognized for this Plan for the year ended March 31, 2003, was $88,200.

NOTE 11 - EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

During the year ended March 31, 1998, the Bank adopted an ESOP for the benefit of officers and employees who have met certain eligibility requirements related to length of service. An ESOP trust was created and acquired 52,914 shares of common stock in the Company's initial public offering, using proceeds of a loan obtained from the Company, which bears interest at an annual rate of 8.25%. The loan, which is secured by shares of stock purchased, calls for quarterly interest over a ten-year period and annual principal payments of $52,914.

The Bank is scheduled to make quarterly contributions to the trust to allow the trust to make the required interest payments and an annual contribution to allow the trust to make the required principal payment. Shares are released from collateral based upon the proportion of annual principal payments made on the loan each year and allocated to qualified employees. As shares are committed to be released from collateral based on the terms of the loan, the Bank reports compensation expense based upon the fair value of the shares less dividends paid on allocated ESOP shares used to supplement the annual principal payment. The ESOP shares become outstanding for earnings per share computations as they are committed to be released. Dividends paid on ESOP shares are recorded as a reduction of retained earnings. Compensation expense for the ESOP for the years ended March 31, 2003 and 2002, was $77,516 and $72,347, respectively.

The following table represents the components of the ESOP shares at March 31:

	2003	2002
Allocated shares	28,150	22,859
Shares committed for allocation	3,106	3,968
Shares distributed	(2,406)	(2,406)
Unallocated (noncommitted) shares	21,658	26,087
Total ESOP shares	50,508	50,508
Fair value of noncommitted shares	$ 351,726	$ 460,696

NOTE 12 - RESTRICTED STOCK PLAN (RSP)

The Board of Directors adopted a RSP for directors and certain officers and employees which was approved by stockholders at the annual meeting held on July 16, 1998. The objective of this RSP is to enable the Bank to retain its corporate officers, key employees, and directors who have the experience and the ability necessary to manage these entities. Directors, officers, and key employees who are selected by members of the Board-appointed committee are eligible to receive benefits under the RSP. Non-employee directors of the Bank serve as trustees for the RSP, and have the responsibility to invest all funds contributed by the Bank to the Trust created for the RSP.

NOTE 12 - RESTRICTED STOCK PLAN (RSP) (CONTINUED)

In August, 1998, the Trust purchased, with funds contributed by the Bank, shares of the common stock of which 23,198 shares were awarded to directors and employees, and 3,259 shares remained unawarded. Directors, officers, and employees who terminate their employment with the Bank shall forfeit the right to any shares which were awarded but not earned, except in the event of death, disability, retirement, or a change in control of the Bank or Company. The Bank granted a total of 23,198 shares of common stock on July 16, 1998, of which 4,637 became immediately vested under the plan. Remaining shares become earned and non-forfeitable over a four-year period on each anniversary date of the award beginning July 16, 1999. The RSP shares purchased in the conversion initially will be excluded from stockholders' equity. In July 2001, an additional 1,323 shares were awarded of which 529 shares were forfeited. These shares become earned and non-forfeitable over a 5-year period on each anniversary date of the award beginning July 16, 2002. The Company recognizes compensation expense in the amount of the fair value of the common stock at the grant date, pro rata, over the years during which the shares are earned and recorded as an addition to stockholders' equity. In July 2000, the Board of Directors adopted a resolution to defer vesting of plan shares to all agreeing plan participants. RSP share vesting was deferred through July 2001. Net compensation expense attributable to the RSP amounted to $68,750 and $56,930, for the years ended March 31, 2003 and 2002, respectively.

NOTE 13 - STOCK OPTION PLAN

The Board of Directors adopted a Stock Option Plan for the directors, officers, and employees which was approved by stockholders at the annual meeting held on July 16, 1998. An aggregate of 66,142 shares of authorized but unissued common stock of the Company was reserved for issuance under the Stock Option Plan. In July 1998, the Company granted options to purchase 57,997 shares of common stock of which 3,243 were forfeited. The options are first exercisable over a five-year period beginning July 16, 1998. In July 2001, the Company granted options to purchase an additional 3,309 shares of common stock of which 1,322 were forfeited. These options are first exercisable over a 5-year period beginning July 16, 2002. The stock options typically have expiration terms of 10 years. The per share exercise price of a stock option shall be, at a minimum, equal to the fair value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock options are credited to common stock for the aggregate par value and the excess is credited to additional paid-in capital.

The following table presents share data related to the Stock Option Plan:

	Weighted-Average Exercise Price	Shares Under Option	
	2003	2003	2002
Outstanding, beginning of year	$ 15.7483	56,741	57,997
Granted during the period	-	-	3,309
Forfeited during the period	-	-	(4,565)
Exercised during the period	-	-	-
Outstanding, end of period	$ 15.7483	56,741	56,741
Exercisable options, end of period	$ 15.7993	55,156	49,640

NOTE 13 - STOCK OPTION PLAN (CONTINUED)

The weighted-average grant-date fair value of options granted during the years ended March 31, 2003 and 2002, amounted to $-0- and $9,315, respectively. The range of exercise prices for options outstanding as of March 31, 2003, is $13.975 to $15.8125 and the weighted-average remaining contractual life is 3 years.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Subsidiary Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the institution has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The following represents financial instruments whose contract amounts represent credit risk at March 31:

	Contract Amount	
	2003	2002
Commitments to originate loans:		
Fixed rate	$ 837,000	$ 721,000
Loans in process	560,519	768,804
Consumer lines of credit	296,000	277,000
Commercial lines of credit	250,000	-
Total	$ 1,943,519	$ 1,766,804

The range of interest rates on fixed rate residential mortgage loan commitments were 5.50 percent to 8.00 percent at March 31, 2003.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held consists primarily of single-family residences.

Concentration of Credit Risk

The Subsidiary Bank's real estate loans and loan commitments are primarily for properties located throughout Northern West Virginia. Repayment of these loans is in part dependent upon the economic conditions in this region. These loans are primarily at fixed interest rates.

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used in estimating fair values of financial instruments as disclosed herein:

Cash and Cash Equivalents: For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities: For debt securities and marketable equity securities held for investment purposes and for sale, fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: For certain homogeneous categories of loans, such as some residential mortgages, fair value is estimated using the quoted market prices for securities backed by similar loans. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

The estimated fair values of the Company's financial instruments are as follows:

	March 31, 2003		March 31, 2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and cash equivalents	$ 2,954,000	$ 2,954,000	$ 4,834,000	$ 4,834,000
Securities available-for-sale	12,029,000	12,029,000	3,589,000	3,589,000
Securities held-to-maturity	76,000	79,000	104,000	107,000
Loans, net	30,057,000	31,885,000	30,265,000	31,647,000
Financial Liabilities:				
Deposits	38,473,000	38,716,000	31,344,000	31,516,000

NOTE 16 - COMPREHENSIVE INCOME

In June, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income in a full set of financial statements. Unrealized gains and losses on securities available-for-sale are the only components of other comprehensive income (loss) that apply to the Bank.

	2003	2002
Before-tax amount	$ (849,701)	$ (138,080)
Tax effect	289,666	52,495
Net-of-tax amount	$ (560,035)	$ (85,585)

NOTE 17 - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

Effective June 25, 1997, active operations of Sistersville Bancorp, Inc. were initiated with the approval of the stock conversion of the Association and correspondent purchase of all the stock of the wholly-owned Subsidiary Bank by the Company, which coincided with the initial public offering of the Company stock. The condensed financial statements of Sistersville Bancorp, Inc. are as follows:

BALANCE SHEETS
MARCH 31, 2003 AND 2002

	2003	2002
ASSETS		
Deposits with Subsidiary Bank	$ 266,438	$ 467,125
Investment in Subsidiary Bank	7,900,633	8,682,595
Receivable from Subsidiary	56,103	55,897
Other assets	16,586	15,111
TOTAL ASSETS	$ 8,239,760	$ 9,220,728
LIABILITIES AND SHAREHOLDERS' EQUITY		
Payable from Subsidiary	$ 68,717	$ 137,467
Other liabilities	-	6,485
Shareholders' equity	8,171,043	9,076,776
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 8,239,760	$ 9,220,728

STATEMENTS OF INCOME
YEAR ENDED MARCH 31, 2003 AND 2002

	2003	2002
INCOME		
Interest	$ 21,518	$ 25,884
OPERATING EXPENSES	45,834	46,594
Loss before income tax and equity in undistributed income of Subsidiary	(24,316)	(20,710)
INCOME TAX (EXPENSE)/BENEFIT	8,111	6,785
EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY	853,072	287,407
NET INCOME	$ 836,867	$ 273,482

SISTERSVILLE BANCORP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
MARCH 31, 2003 AND 2002

NOTE 17 - CONDENSED PARENT COMPANY FINANCIAL STATEMENTS (CONTINUED)

STATEMENTS OF CASH FLOWS
YEAR ENDED MARCH 31, 2003 AND 2002

	2003	2002
OPERATING ACTIVITIES		
Net income	$ 836,867	$ 273,482
Adjustments to reconcile net income to net cash provided by operating activities:		
Undistributed earnings of Subsidiary	(853,072)	(287,407)
Dividend received from Subsidiary	1,075,000	-
ESOP amortization	86,179	79,022
RSP amortization	68,750	56,930
(Increase) decrease in other assets	(1,682)	(6,124)
Increase (decrease) in other liabilities	(75,235)	(81,537)
Net cash provided by operating activities	1,136,807	34,366
FINANCING ACTIVITIES		
Purchase of treasury stock	(1,149,082)	(210,802)
Dividends paid	(188,412)	(171,330)
Net cash used in financing activities	(1,337,494)	(382,132)
DECREASE IN CASH AND CASH EQUIVALENTS	(200,687)	(347,766)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	467,125	814,891
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 266,438	$ 467,125
SUPPLEMENTAL DISCLOSURES		
Income tax payments	$ 3,000	$ 10,400

SISTERSVILLE BANCORP, INC. AND FIRST FEDERAL SAVINGS BANK

CORPORATE OFFICE
726 Wells Street
Sistersville, WV 26175
(304) 652-3671

INDEPENDENT AUDITORS
S. R. Snodgrass, A.C.
980 National Road
Wheeling, WV 26003

SPECIAL COUNSEL
Malizia Spidi and Fisch, PC
1100 New York Ave., N.W.
Suite 340 West
Washington, D.C. 20005

TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

SISTERSVILLE BANCORP, INC. AND FIRST FEDERAL SAVINGS BANK
BOARD OF DIRECTORS

Stanley M. Kiser, Chairman
David W. Miller
Michael A. Melrose
Ellen E. Thistle
Charles P. LaRue

SISTERSVILLE BANCORP, INC. OFFICERS

Stanley M. Kiser, President and Chairman
Cynthia R. Carson, Vice-President & Corporate Secretary
Shelley R. Maxwell, Treasurer

FIRST FEDERAL SAVINGS BANK OFFICERS

Stanley M. Kiser, President & CEO
Cynthia R. Carson, Vice-President & Corporate Secretary
Shelley R. Maxwell, Treasurer
P. Jane Fuchs, Cashier
Steven R. Reed, Branch Manager

Sistersville Bancorp, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended March 31, 2003 as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request. The 2003 Annual Meeting of Stockholders will be held on July 17, 2003, at 9:00 A.M., at the offices of First Federal Savings Bank, 726 Wells Street, Sistersville, West Virginia.